January 5, 2011

Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pub Crawl Holdings, Inc.

File No. 333-169818

SEC Comment letter dated December 20, 2010

Dear Ms. Mills-Apenteng:

Pub Crawl Holdings, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of December 20, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 7, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 20, 2010.

Summary of this Offering

Net Proceeds to the Company, Page 7

1.

We note that your disclosure in response to prior comment 5 does not clearly show the proceeds that you would receive at varying levels. Please revise your disclosure in the prospectus summary, Use of Proceeds, Dilution, and the liquidity discussion in the Management’s Discussion and Analysis to discuss the amounts that you would receive after expenses assuming 20%, 50%, and 75% of the shares are sold. In addition, clearly state in each section, if true, that if you sell less than 20% of the offered shares, you will not be able to cover offering expenses.

RESPONSE:  We have revised the Filing on pages 6, 16, 18, and 26, respectively, to include the following language:

Page 6:

“If 100% of the offered shares are sold we will receive the maximum proceeds of $119,500, after offering expenses have been deducted. If the maximum amount of funds are raised, we intend to design, develop and market our new and existing website domains as well as purchase websites in different markets across the United States. We believe that research and development will play a key role in growing our business to new areas. We may have to pay consultants to research each new area in which we expand to attain all of the content and information that will be uploaded onto new websites. If 75% of the offered shares are sold we will receive $82,000 after offering expenses have been deducted. We would still focus on business development through our website, research and development efforts, and marketing of our services. If 50% of the offered shares are sold we would receive $44,500 after expenses. If we sell 20% or less of our shares under the offering, we will not have sufficient proceeds to cover our offering expenses and we will have to pay the remainder of such expenses out of current cash, additional financing and/or any revenues we receive. In this instance, we will continue our current operations and likely have to seek out additional capital from alternate sources to execute our business plan. If such funds are not available our business would likely fail and any investment would be lost.”

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Page 16:

“If 100% of the offered shares are sold we will receive the maximum proceeds of $119,500, after offering expenses have been deducted. If the maximum amount of funds is raised, we intend to design, develop and market our new and existing website domains as well as purchase websites in different markets across the United States. We believe that research and development will play a key role in growing our business to new areas. We may have to pay consultants to research each new area in which we expand to attain all of the content and information that will be uploaded onto new websites. We estimate that we would spend up to $89,000 on this aspect of our business development (new websites, research and development and marketing), provided the maximum number of shares is sold. If 75% of the offered shares are sold we will receive $82,000 after offering expenses have been deducted. We would still focus on business development through our website, research and development efforts, and marketing of our services; however we estimate that we would allocate up to $61,000 on this aspect of our business plan in this instance. If 50% of the offered shares are sold we would receive $44,500 after expenses. In this instance we would only be able to allocate $32,000 of our offering proceeds towards business development. If we sell 20% or less of our shares under the offering, we will not have sufficient proceeds to cover our offering expenses and we will have to pay the remainder of such expenses out of current cash, additional financing and/or any revenues we receive. In this instance, we will continue our current operations and likely have to seek out additional capital from alternate sources to execute our business plan. If such funds are not available our business would likely fail and any investment would be lost.”

Page 18:

“If 100% of the offered shares are sold we will receive the maximum proceeds of $119,500, after offering expenses have been deducted If 75% of the offered shares are sold we will receive $82,000 after offering expenses have been deducted. If 50% of the offered shares are sold we would receive $44,500 after expenses. If we sell 20% or less of our shares under the offering, we will not have sufficient proceeds to cover our offering expenses and we will have to pay the remainder of such expenses out of current cash, additional financing and/or any revenues we receive.”

Page 26:

“If 100% of the offered shares are sold we will receive the maximum proceeds of $119,500, after offering expenses have been deducted. If the maximum amount of funds is raised, we intend to design, develop and market our new and existing website domains as well as purchase websites in different markets across the United States. We believe that research and development will play a key role in growing our business to new areas. We may have to pay consultants to research each new area in which we expand to attain all of the content and information that will be uploaded onto new websites. If 75% of the offered shares are sold we will receive $82,000 after offering expenses have been deducted. We would still focus on business development through our website, research and development efforts, and marketing of our services. If 50% of the offered shares are sold we would receive $44,500 after expenses. If we sell 20% or less of our shares under the offering, we will not have sufficient proceeds to cover our offering expenses and we will have to pay the remainder of such expenses out of current cash, additional financing and/or any revenues we receive. In this instance, we will continue our current operations and likely have to seek out additional capital from alternate sources to execute our business plan. If such funds are not available our business would likely fail and any investment would be lost.”

Risk Factors

There is a substantial doubt about our ability to continue as a going concern, page 9

2.

We note your revised disclosure in response to prior comment 6 regarding the impact of the auditors’ going concern opinion. Please expand your risk factor to disclose the reasons why the auditors have expressed a going concern opinion. Specifically, the auditor’s report states that the company has not established a source of revenues sufficient to cover its operating costs, and as such, has incurred an operating loss since inception. It appears that, at September 30, 2010, the company has only earned minimal amounts of revenue, has no certainty of earning revenues in the future, has a working capital deficit and an accumulated deficit of $52,972 since inception.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

RESPONSE:  We have revised the Filing on page 9 to include the following language:

“There is a substantial doubt about our ability to continue as a going concern.

The company has not established a source of revenues sufficient to cover its operating costs, and as such, has incurred an operating loss since inception. At September 30, 2010, the company has only earned minimal amounts of revenue, has no certainty of earning revenues in the future, and has a working capital deficit and an accumulated deficit of $52,972 since inception. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include general economic conditions, interest rates, market acceptance of our services, and competitive efforts. Due to these factors, we cannot anticipate with any degree of certainty what our revenues will be in future periods.

As such, our independent registered public accountants have expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant’s comments when determining if an investment in Pub Crawl Holdings, Inc. is suitable.”

Because our current President and Chief Executive Officer has other business interests…, page 11

3.

It appears that your response to prior comment 7 does not address the Management Agreement between the company and Peter Kremer which explicitly states that nothing in the agreement “shall in any way preclude Mr. Kremer from engaging in any business activities or from performing services for his own account or for the account of others, including for companies that may be in competition with the business conducted by the Company.” We also note that you have not addressed whether the company has any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. Please revise.

RESPONSE:  We have revised the Filing on page 11 to include the following language:

“Because our current President and Chief Executive Officer has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, which may cause our business to fail.

Peter Kremer, our President and Chief Executive Officer, currently devotes approximately fifteen to twenty hours per week providing management services to us. While he presently possesses adequate time to attend to our interests, it is possible that the demands on him from other obligations could increase and a potential conflict of interest could arise, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr. Kremer to our company could negatively impact our business development.

Under the terms of Mr. Kremer’s Management Agreement, he is not precluded from engaging in any business activities or from performing services on his own account or for the account of others, including companies that may be in competition with the business conducted by the Company. As such, Mr. Kremer’s interests may not always be aligned with those of the Company in other matters. Such internal competition could adversely affect the Company and could cause our revenues to decline.

Our President’s outside business interests could raise potential conflicts of interests between our President and the Company.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

In addition to his duties as the President and Chief Executive Officer, and Chairman of the Board of Directors, of Pub Crawl Holdings, Inc., Mr. Kremer also currently serves as Office Manager for Carrillo Huettel, LLP, a law firm based in San Diego, CA. He currently devotes approximately 40 hours per week to Carrillo Huettel, LLP. Mr. Kremer does not anticipate any conflicts of interest in business opportunities that may arise due to his involvement with Carrillo Huettel, LLP. However, should any such conflict of interest arise, we have not established any mechanisms regarding the resolution of any such conflict if it were to arise; accordingly, there is no assurance that any such conflict will be resolved in a manner that would not be adverse to our interest.”

Description of Securities. page 18

4.

In response to prior comment 11, you state that the provisions in your charter that may make a change of control more difficult “include, but are not limited to, the ability of our board of directors to issue a series of preferred stock and the limited ability of stockholders to call a special meeting.” This disclosure suggests that there may be additional provisions that may make a change of control more difficult. Please ensure that you discuss all material rights and liabilities of the holders of your securities, and that these rights and liabilities are disclosed in reasonable detail. In this regard, explain the “limited ability” that stockholders have to call a special meeting.

RESPONSE:  We have revised the Filing on page 18 to include the following language:

“Our authorized capital stock consists of 250,000,000 Shares of Common Stock, $0.001 par value per Share. There are no provisions in our charter or Bylaws that would delay, defer or prevent a change in our control. However, there exists such provisions in our charter that may make a change of control more difficult. Such provisions include the ability of our board of directors to issue a series of preferred stock and the limited ability of stockholders to call a special meeting. Special meetings of the shareholders may be called at any time by the Chairman of the Board, the President, or the Secretary, by resolution of the Board of Directors, or at the request in writing of one or more stockholders owning shares in the aggregate entitled to cast at least a majority of the votes at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the Chairman of the Board, the President, or the Secretary.  In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.”

Description of Business

Our Industry, page 22

5.

We note that in response to prior comment 13 you have included a hyperlink to a third-party website. Please note SEC Release 33-7856, regarding the implications of including Internet addresses in your document.

RESPONSE:    We have revised the Filing on page 23 to remove the hyperlink.

Management's Discussion and Analysis

Liquidity and Capital Resources, Page 24

6.

We note that your response to prior comment 15 does not adequately address your capital needs in quantitative terms. Your discussion and analysis of liquidity and capital resources should provide an indication of the specific time period that you believe you will have sufficient cash to finance operations. The disclosure should also disclose the minimum dollar amount of funding that you require to conduct proposed operations for a minimum period of 12 months as well as any material costs associated with becoming a publicly reporting company. Please revise and tell us how you considered the guidance in FRC 501.03(a) and Section IV of SEC Release 33-8350.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

RESPONSE:   We have revised the Filing on page 18 to include the following language:

“At September 30, 2010, we had cash on hand of $35, 178. If we were to receive no proceeds from this offering, we would be able to finance our current operations for 10-12 months without receiving additional funding. If we raise proceeds from this offering, we will use such proceeds to implement our business plan. The amount of proceeds we receive in part will help determine how much money we can allocate towards our working capital and business development expenses. If we are able to raise the maximum amount of proceeds under this offering, $150,000, our maximum expenses over the next 10 - 12 months following this offering will be approximately $119,500. At a very minimum, we require approximately $12,000 of additional funding to conduct our proposed operations for 12 months. This amount takes into account our current cash, our estimated costs of becoming a publicly reporting company and allows us to allocate approximately $7,000 towards working capital, business development, and marketing and advertising for the company.

 These estimates take into account offering expenses of $30,500 for audit fees, legal fees and other expenses which will be paid from the proceeds raised under this offering. These estimates may change significantly depending on the nature of our future business activities and our ability to raise capital from shareholders or other sources. If we are unable to raise sufficient capital, we will not be able to execute our entire growth strategy, thus we will restructure our business development and marketing plan to allot less funding for each. The maximum proceeds from this offering, along with our current cash will likely allow us to fully operate for at least one year and will give us the capital resources required to cover the material costs with becoming a publicly reporting company. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $10,000.”

Financial Statements

Statement of Cash Flows, page F-5

7.

We note your responses to prior comments 19 and 21. If the operating entity is the reporting entity, it is not clear why there would be any amounts assumed as part of the recapitalization reflected in your financial statements. Please advise. Also, you indicate in response to prior comment 19 that you have provided supplemental disclosure of non-cash investing and financing activities. Tell us where this disclosure is included in your audited financial statements.

RESPONSE:  We have revised our filing to delete the reference as a recapitalization transaction given the fact that the companies (Pub Crawl Holdings Inc. and PBPubCrawl.com) were under common control prior to the acquisition.  There have not been any non-cash transactions.

8.

We note your responses to prior comments 20 and 21. If the operating entity is the reporting entity, it would appear that the proceeds from the note received by the operating entity would be reported in your statement of cash flows.

RESPONSE:  We have revised our financial statements to incorporate the proceeds from the note payable as a financing activity and deleted the reference of the cash received from the acquisition.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Notes to Financial Statements

Note 3. Recapitalization, page F-18

9.

You indicate in response to prior comment 21 that you have amended your disclosure in Note 3 to describe the details of your accounting for the assignment agreement between Pub Crawl Holdings, Inc. and PubCrawl.com, LLC. Tell us where the disclosure has been revised in your audited financial statements. In addition, as previously requested, please explain in reasonable detail, your accounting for the transaction. We note your disclosure on page F-8 referencing ASC 805-50. Identify the specific literature relied upon in your accounting. In this regard, tell us whether you have applied the subsections related to Transactions between Entities Under Common Control, and, if so, what consideration you gave to ASC 805-50-45. Finally, please reconcile your disclosures throughout your filing indicating that the transaction was accounted for as a recapitalization with the disclosures indicating that the transaction was an acquisition.

RESPONSE:  We have revised our financial statements to include additional details with respect to the acquisition transaction and the accounting for the acquisition in accordance with ASC 805-50, Related Issues, and the method of accounting for companies under common control.  We have revised our filing to replace all references of recapitalization.

10.

You disclose that the Company was incorporated on May 27, 2010. Explain why the date of inception is June 7, 2010. Also, please ensure that your disclosures throughout your filing indicate a common inception date. For example, we note that your audit report indicates that May 27, 2010 is the inception date.

RESPONSE:  We have amended our filing to ensure that all inception dates are correctly listed as May 27, 2010.

Exhibit 5.1

11.

We note that the opinion does not reference a registration statement number, the date of the filing, or the number of shares in the registration statement. Please revise the opinion to clearly reference the registration statement to which the opinion relates. In addition, it is unclear why the opinion refers in the third paragraph to shares that “have been” issued. Please advise or revise as necessary.

RESPONSE:  We have revised the opinion of counsel accordingly.

In connection with the Company’s responding to the comments set forth in the December 20, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Peter J. Kremer

Peter J. Kremer

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com